Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 333-175537
Subject Company: Augen Gold Corp.
Commission file number: 132-02739

AUGEN GOLD CORP. SHAREHOLDERS REMINDED TO TENDER TO TRELAWNEY MINING AND EXPLORATION INC. OFFER

- Trelawney Offer, which has full support of the Augen Gold Board of Directors, is set to expire September 12 -

September 8, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney”) (TSXV: TRR, Frankfurt: RTW) would like to remind shareholders of Augen Gold Corp. (“Augen Gold”) (TSXV: GLD) to tender their shares to Trelawney’s offer to acquire all of the issued and outstanding shares of Augen before the offer expires at 5:00pm (Toronto Time) on Monday, September 12, 2011. The Augen Gold Board of Directors has recommended that Augen shareholders tender their shares to the Trelawney offer.

As previously disclosed on August 26, 2011, Trelawney and Augen have entered into a support agreement pursuant to which Trelawney has amended its previous offer to acquire all of the issued and outstanding common shares (each, an “Augen Gold Share”) of Augen Gold (the “Amended Offer”).  Under the Amended Offer, Augen shareholders will receive 0.0862 of a common share of Trelawney (each whole share, a “Trelawney Share”) in exchange for each Augen Gold Share they own.

Based on the closing price of Trelawney Shares on July 8, 2011 (the last trading day prior to Trelawney’s initial offer) the implied Amended Offer price is $0.42 per Augen Share, representing a premium of approximately 84%. Based on the closing price of Trelawney Shares on August 25, 2011 the implied Amended Offer price is $0.34 per Augen Share and $0.38 per Augen Share based on the 20 day volume- weighted average of the Trelawney Shares.

All Augen shareholders are encouraged to contact their broker, investment advisor or other nominee as soon as possible and take the necessary steps to tender their shares to the Amended Offer.

How to Tender Your Shares to the Amended Offer

All questions regarding the Amended Offer and how to tender Augen Gold shares should be directed to Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Banks, Brokers or Collect Calls). Shareholders who wish to accept the Amended Offer are encouraged to do so before the expiry time of 5:00 p.m. (Toronto Time) on September 12, 2011 unless it is withdrawn or extended.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Trelawney or Augen. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

U.S. Investors and Securityholders

In connection with the Amended Offer, Trelawney has filed relevant materials with the United States Securities and Exchange Commission (the “SEC”), including one or more registration statements that contain a prospectus.  U.S. investors and U.S. securityholders are urged to read these documents and any other relevant documents filed by Trelawney with the SEC, as well as any amendments or supplements to these documents because they contain important information.  U.S. Investors and U.S. securityholders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Trelawney can be obtained free of charge by directing such request to Trelawney’s Information Agent, Laurel Hill Advisory Group or at Trelawney’s website at www.trelawneymining.com.  U.S. investors and U.S. securityholders are urged to read the prospectus and the other relevant materials before making any investment decision with respect to the Amended Offer.

About Trelawney

Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company's current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

About Augen Gold

Augen Gold is a gold exploration company with 23,685 hectares of staked and patented mining claims in the Southern Swayze Greenstone Belt, including the formerly producing Jerome Gold Mine. The claims cover a 45-kilometre long section of the Ridout Deformation Zone, believed to be the western extension of the Kirkland Lake/Larder Lake Break. The geological setting is comparable to the major gold camps of Timmins and Kirkland Lake, and the claims contain numerous gold showings that have received very little historical exploration.

For further information:

Media:	Augen Shareholders:

David Ryan Longview Communications Inc. 416-649-8007 Joel Shaffer Longview Communications Inc. 416-649-8006	Laurel Hill Advisory Group 1-877-452-7184 or 416-304-0211 (collect) Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer is available by referring to the offer to purchase and take-over bid circular filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to any of the terms and conditions of the Offer not being satisfied; general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.